Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
February 25, 2021
VIA EDGAR
Mr. John Ganley
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Ganley:
The following are responses to the comments that we received from you by telephone on February 16, 2021 regarding Post-Effective Amendment No. 285 to the Registration Statement on Form N-1A for the Direxion Daily MSCI Brazil Bull 2X Shares, Direxion Daily Energy Bull 2X Shares, Direxion Daily Energy Bear 2X Shares, Direxion Daily S&P Oil & Gas Exp. & Prod. Bull 2X Shares, Direxion Daily S&P Oil & Gas Exp. & Prod. Bear 2X Shares, Direxion Daily Junior Gold Miners Index Bull 2X Shares, Direxion Daily Junior Gold Miners Index Bear 2X Shares, Direxion Daily Gold Miners Index Bull 2X Shares, Direxion Daily Gold Miners Index Bear 2X Shares, Direxion Daily Russia Bull 2X Shares, Direxion Daily MSCI India Bull 2X Shares, Direxion Daily Latin America Bull 2X Shares, and the Direxion Daily Robotics, Artificial Intelligence & Automation Index Bull 2X Shares (the “Fund”), a series of the Direxion Shares ETF Trust (the “Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on December 30, 2020. Your comments and the Trust’s responses are set forth below.
1) Please update the index information in the principal investment strategy section for each Fund to refer to data as of a recent date and update the performance information with data as of the most recently completed calendar year.
The Registrant provided the most recent data in connection with its annual update filing.
2) In the summary section for Direxion Daily MSCI Brazil Bull 2X Shares, please include the statement required by revised Item 6(c)(4) of Form N-1A.
The Registrant revised its disclosure for each Fund to reflect the revised Form N-1A requirement in connection with its annual update filing.
3) The second footnote to the Annual Fund Operating Expenses tables for each of the Funds that describes the Operating Expense Limitation Agreement states:
[“[a]ny expense waiver or reimbursement is subject to recoupment by the Adviser within the following three years only if Total Annual Fund Operating Expenses fall below the lesser of this percentage limitation and any percentage limitation in place at the time...”]
Please clarify that the period described as the “following three years” in the disclosure above runs from the time of the waiver/reimbursement and not from the end of the fiscal year in which the waiver/reimbursement is made.
The Registrant revised the disclosure for each Fund, consistent with the staff’s comment, in connection with its annual update filing.
4) On page 21 in the principal investment strategy section for the Direxion Daily Energy Bull 2X Shares, the fourth paragraph states:
“The components of the Index and the percentages represented by various sectors in the Index may change over time. The Fund will concentrate its investment in a particular industry or group of industries (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries) to approximately the same extent as the Index is so concentrated.”
Please clarify whether the Fund will always be concentrated in the energy sector since the index is an energy sector index, and, if so, please clarify the above disclosure to reflect that the Fund will always be concentrated in the energy sector.
The Registrant does not consider sectors to be industries or groups of industries, necessarily, for purposes of the concentration requirement. Accordingly, the Registrant respectfully declines the staff’s comment.
5) Consider combining the second and third paragraphs in the fund performance section for the Direxion Daily Energy Bull 2X Shares to make the disclosure more clear.
The Registrant respectfully declines this proposed change.
6) On pages 54-55 in the principal investment strategy section of the Direxion Daily Junior Gold Miners Index Bull 2X Shares, the current disclosure states:

“The Index tracks the performance of foreign and domestic micro-, small- and mid-capitalization companies that generate, or demonstrate the potential to generate, at least 50% of their revenues from, or have at least 50% of their assets related to, gold mining and/or silver mining, hold real property or have mining projects that have the potential to produce at least 50% of the company’s revenue from gold or silver mining when developed, or primarily invest in gold or silver.”
Please consider changing the name of the Fund to the Direxion Daily Junior Gold and Silver Miners Index Bull 2X Shares.
The Registrant believes that the term “Junior Gold Miners” is understood in the industry to include companies involved in gold and/or silver mining. Accordingly, the Registrant respectfully declines the staff’s comment.
7) On page 89 in the principal investment strategy section of the Direxion Daily Robotics, Artificial Intelligence & Automation Index Bull 2X Shares, the current disclosure states:
“The Index is designed to provide exposure to exchange-listed companies in developed markets that are expected to benefit from the adoption and utilization of robotics and/or artificial intelligence, including companies involved in developing industrial robots and production systems, automated inventory management, unmanned vehicles, voice/image/text recognition, and medical robots or robotic instruments (collectively, “Robotics & Artificial Intelligence Companies”), as defined by [the index provider.]”
The staff has concerns that the this “test” which would include companies “expected to benefit from the adoption and utilization of robotics and/or artificial intelligence” is not sufficient to use those terms in the name of the Fund under Rule 35d-1. Consider revising the “test” to include a revenue-based test for inclusion of companies in the index such that companies that are selected for inclusion would have to derive at least 50% of their revenues from robotics and/or artificial intelligence.
The Trust respectfully disagrees with the Staff’s concerns for several reasons. First, historically, the “50% of revenues or profits” test came from the Certain Countries or Geographic Regions portion of the Names Rule (i.e., Rule 35d-1(a)(3)) in the Adopting Release. The test is about determining whether a fund’s assets are tied to the economic fortunes and risks of a country or geographic region indicated by its name.
As proposed, Rule 35d-1 would have required a fund with a name that suggested a focus in a particular country/geographic region to meet one of three listed criteria. More specifically, proposed Rule 35d-1(a)(3) would have required such a fund’s investments to be in:
i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region;
ii) securities that are traded principally in the country or region suggested by the company's name; or
iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region.” (66 Fed. Reg. 8509, 8512 n. 24 (Feb. 1, 2001))
Notably, the final version of Rule 35d-1 dropped this requirement. In this regard, the Adopting Release of Rule 35d-1 says that the “[t]he disclosure approach that [the Staff is] adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” (66 Fed. Reg. 8509, 8512). The footnote to this sentence states that “if an investment company uses a criterion that require[s] qualifying investments to be in issuers that derive a specified portion of their revenues or profits from goods produced or sold, investment made, or services performed in the applicable country or region, or that have a specified portion of their assets in that country or region, the Division… would expect the portion used to be at least 50%, in order for the investments to be deemed to be economically tied to the country or region.” (66 Fed. Reg. 8509, 8512 n. 26). Conversely, if a company does not use a criterion that requires qualifying investments of the type described, then it has flexibility to invest in additional types of investments that … expose the company’s assets to the economic fortunes of the country or region named. In short, even funds that include the name of a country or region in their names are not subject to the strict 50% tests being applied by the SEC staff in this instance to the terms "robotics” and “artificial intelligence” in the Funds’ names, but rather are allowed greater flexibility to determine whether a company is exposed to the economic fortunes of a country or region. Thus, even assuming that the 80% test, which was designed for funds whose names include a country or region, can be properly extrapolated to fund names that include terms like “robotics” and “artificial intelligence,” registrants have flexibility to count toward their 80% requirement issuers who do not meet one of the 50% tests, as the Trust proposes to do here by also including issuers who hold themselves out to the public, including in their SEC filings, as having their economic fortunes tied to robotics and artificial intelligence. (Emphasis added in quotations above.)
Further, contrary to the Staff’s suggestions, there is no SEC guidance that a fund can only count toward satisfaction of its 80% requirement that portion its investment in a company, which satisfies a 50% or economic fortunes test, commensurate with the company’s revenues from a country or, as here, robotics or artificial intelligence activities. For example, there is no SEC guidance that a fund named The France Fund that invests 20% of its assets (e.g., equal to $100 million) in a company that derives 60% of its profits or revenues from activities in France may only count 60% of its investment (i.e., $60 million) toward satisfaction of its 80% policy. To the contrary, SEC Staff comment letters, the Adopting Release for Rule 35d-1, the FAQs and the Fund Names chapter of the Mutual Funds and Exchange Traded Funds Regulation treatise suggest the opposite (i.e., once a company satisfies one of the tests, then the entire investment counts toward that country/region). Accordingly, even assuming (again) that the 80% test set forth for funds whose names include a country or region can be properly extrapolated to funds whose names include terms such as “robotics” and “artificial intelligence,” registrants should be permitted to count the entirety of any investment in an issuer that meets one of the 50% requirements or is otherwise exposed to the economic fortunes of the robotics or artificial intelligence segments of the market. The Trust believes that the 50% requirement is not appropriate in this case because a company may be a necessary or significant contributor to a particular industry or sector despite not have 50% of its assets or deriving 50% of its revenues from the industry or sector (as may be the case with certain index constituents) and excluding such companies from the industry or sector would be inappropriate.
The Trust does not believe and has argued that the 80% requirement can properly be extrapolated to terms such as “robotics” and “artificial intelligence” because the 80% requirement was designed for asset classes, such as equity and debt securities and, as noted above, foreign securities. In response to this argument, the Staff has noted that the 80% requirement applies also to security types, such as large cap and small cap when such terms are used in a fund name. In this regard, we reviewed Question 6 in the Staff’s Frequently Asked Questions regarding Rule 35d-1. FAQ #6 provides as follows:
Q: Does rule 35d-1 apply to funds that use the terms "small-cap," "mid-cap," and "large-cap?"
A: Yes. Terms such as "small-, mid-, or large-capitalization" suggest a focus on a particular type of investment, and investment companies that use these terms will be subject to the 80% investment requirement of the rule. As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms "small-, mid-, or large-capitalization," registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the Staff.
Assuming that, as the Staff has alternatively indicated, the Trust should treat the references to “robotics” and “artificial intelligence” in its name the same as it would references to “small cap” or “large cap,” the Trust has complied with the requirements of Rule 35d-1, as interpreted by FAQ #6. The Trust proposes a reasonable definition of robotics and artificial intelligence companies, and defines these terms in the discussion of its investment objective and strategies in its prospectus. More specifically, the Trust defines robotics and artificial intelligence companies -- and tracking an index that defines robotics and artificial intelligence companies -- as follows:
•
Companies that derive more than 50% of their revenues from four robotics and artificial intelligence market segments (“Segments”): (1) industrial applications of robots and robotic products and services, (2) developing and/or producing unmanned vehicles, drones and robots for military and consumer applications, including hardware and software therefor, (3) developing robots and artificial intelligence for non-industrial applications, such as agriculture, healthcare and entertainment, and (4) developing applications and technologies that use artificial intelligence, including for data analysis, predictive analytics and task automation.
•
Companies that have indicated their primary business to be in products and services focused on one of the Segments, including by pursuing the Segments as growth areas -- taking demonstrable steps to grow their business in the Segments by committing research and development resources to them, or entering into related joint ventures, partnerships or acquisitions.
In sum, the Trust and its underlying index apply either a revenue test or a “holding out” test to identify robotics and artificial intelligence companies, and both the index provider and the Trust reviewed SEC filings and websites, among other materials (such as Bloomberg descriptors) of companies in the index universe to identify as index constituents companies that fit the criteria. In this respect, Rafferty Asset Management, LLC (“Rafferty”) personnel reviewed the current index constituents and believe that at least 80% of the weight of the index is allocated to companies that meet these criteria. An example is the index’s largest component, NVIDIA Corporation. NVIDIA produces graphics processing units (GPUs), which it describes as the “brain of computers, robots and self-driving cars” on its website. Further, NVIDIA’s website and its most recent Form 10-K and Form 10-Q emphasizes that NVIDIA is focusing on artificial intelligence and deep learning by computers for application in various industries including healthcare and automotive (i.e., self-driving cars). In short, NVIDIA holds itself out as having its economic fortunes tied to its success in robotics and artificial intelligence. Intuitive Surgical holds itself out as being committed to robotic-assisted minimally invasive surgery and builds the machines and provides technology related to such surgical methods. Keyence Corporation provides sensors and other measuring systems that are utilized in factory automation and allows machines to read measurements and make decisions rather than humans for various products, which is the definition of artificial intelligence. (Britannica defines artificial intelligence as the ability of a digital computer or computer controlled robot to perform tasks commonly associated with intelligent beings.) Based on such due diligence, the Trust believes that, based on the reasonable definition it has articulated in its disclosure for robotics and artificial intelligence companies, at least 80% of the index’s weight is allocated to companies that meet the definition, consistent with the requirements of Rule 35d-1 and the related FAQs.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,

DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC